Exhibit 99.1

FOR IMMEDIATE RELEASE

May 22, 2006

NOVA Chemicals announces retirement of executive A. Terence Poole

Pittsburgh, Pa – NOVA Chemicals Corporation today announced that A. Terence (Terry) Poole, Executive Vice President, Corporate Strategy and Development, has elected to retire, effective June 30, 2006. Poole has been with NOVA Chemicals and predecessor companies since 1988.

Larry MacDonald, Chief Financial Officer of NOVA Chemicals, will assume the additional responsibilities of corporate strategy and business development for the company.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life. Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. We work with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship. Company shares are traded on the Toronto and New York stock exchanges as NCX. Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel: 412.490.4166

E-mail: wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chris Bezaire – Vice President, Investor Relations

Tel: 412.490.5070

E-mail: chris.bezaire@novachem.com

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.